

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Erin Brewer
Chief Financial Officer
Lyft, Inc.
185 Berry Street, Suite 400
San Francisco, California 94107

>   **Re: Lyft, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 001-38846**

Dear Erin Brewer:

   We have reviewed your filing and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows
Operating Activities, page 70

1.   Please provide a comparative analysis of material changes of cash used in operating activities from period to period pursuant to Item 303(b). In doing so, explain the underlying reasons and implications of the changes, including changes in working capital components, to provide investors with an understanding of trends and variability. Ensure your discussion and analysis is not merely a recitation of changes evident from the statement of cash flows. Refer to the introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 for guidance regarding the content of the analysis.

2.   You disclose cash used in operating activities for each period presented. Please discuss the operational reasons for the cash used and how you intend to meet your cash requirements and maintain operations under this condition. Refer to Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services